[Sutura, Inc. Letterhead]
March 13, 2008
Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
100 F St. NE
Washington, D.C. 20549
Mail Stop 6010

Re:	Sutura, Inc. Form 10-K for the Year Ended December 31, 2007 File April 15, 2008-08-08 File No. 000-31337
Dear Mr. Vaughn:
          We have received your comment letter, dated October 23, 2008, containing additional questions and comments to our response letter to the Securities and Exchange Commission, dated February 27, 2009. We have provided our responses to your questions and comments as set forth below in this letter. For your ease of review, we have re-typed your comments and questions in the manner they appeared in your February 27th letter to us, and have provided our response beneath the applicable question or comment.
Form 10-KSB/A Amendment No. 1 for the Year Ended December 31, 2007
Item 8A. Controls and Procedures
1.	Please tell us how you were able to conclude in Amendment No. 1 to Form 10-KSB/A for the year ended December 31, 2007 that each of your internal controls over financial reporting and disclosure controls and procedures were effective as of December 31, 2007 in light of the errors discovered in the company’s accounting for the Whitebox I, Whitebox II, and Whitebox III convertible notes and for which you have now restated the financial statements. Please refer to the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf.
Response: We intend to file an Amendment No. 2 to our Form 10-KSB for the year ended December 31, 2007 on or before Friday, March 20, 2009, which reflects that we have concluded that each of our internal controls over financial reporting and disclosure controls and procedures were not effective as of December 31, 2007 in light of the errors discovered in our accounting for the Whitebox I, Whitebox II, and Whitebox III convertible notes and for which the Company restated its financial statements.
Please feel free to contact the undersigned at the Company should you have any further questions or comments
     Sincerely,
Richard Bjorkman,
Vice President and Chief Financial Officer

Cc:	Lynn Dicker Martin James